SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 1-14510

                           NOTIFICATION OF LATE FILING

 (X) Form 10-K    ( ) Form 11-K    ( ) Form 20-F    ( ) Form 10-Q
 ( ) Form N-SAR

      For Period Ended: June 30, 1998


 ( ) Transition Report on Form 10-K      ( ) Transition Report on Form 10-Q
 ( ) Transition Report on Form 20-F      ( ) Transition Report on Form N-SAR
 ( ) Transition Report on Form 11-K

      For Transition Period Ended: Not applicable.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: The notification relates to items 6, 7, 7A, 8 and 14(a) of Form 10-K.


                                     PART I
                             REGISTRANT INFORMATION

 Full name of registrant: Precision Auto Care, Inc.


 Former name, if applicable: Not Applicable


 Address of principal executive office: 748 Miller Drive, S.E.



 City, state and zip code: Leesburg, Virginia  20175



                                     PART II
                             RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

  [X] (a) The reason described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
  [X] (c)  The accountant's statement or other exhibit required by Rule 12b- 25
           (c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20- F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      The information called for by items 6, 7, 7A, 8 and portions of item 14 of the Registrant's Annual Report on Form 10-K cannot be filed within the period prescribed for by such report without unreasonable effort or expense. The Registrant's auditors will not be able to complete their examination of certain evidentiary material required to complete their audit by 5:30 p.m. September 28, 1998. The Registrant has been unable to supply certain material to the independent auditors in order for them to complete their audit in a timely fashion due, in part, to the fact that the Registrant's Chief Financial Officer and Chief Executive Officer have been involved in negotiating an amendment to the Registrant's credit facility. This amendment to the credit facility was necessitated because, as reported on the Registrant's Current Report on Form 8-K dated September 23, 1998, the Registrant was in violation of various covenants contained in its credit agreement as of June 30, 1998. The Registrant expects to file the omitted material under cover of a Form 10-K/A within the next several days.


                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

 John F. Moynahan                         (703)              777-9095
      (Name)                           (Area Code)      (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s).

                                                         (X)  Yes   ( )  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         ( )  Yes   (X)  No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                            Precision Auto Care, Inc.
 ---------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

 Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

 Date:  September 28, 1998            By: /s/ John F. Moynahan
                                         ---------------------------------
                                              John F. Moynahan
                                              Senior Vice President and
                                              Chief Financial Officer


                                   EXHIBIT A

                             ACCOUNTANT'S STATEMENT

        Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Precision Auto Care, Inc. on or about September 28, 1998, which contains notification of the registrant's inability to file its Annual Report on Form 10-K by September 28, 1998. We have read the Company's statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the consolidated financial statements for the year ended June 30, 1998, to be included in the Form 10-K.

Very truly yours,

/s/ Ernst & Young LLP
--------------------------
ERNST & YOUNG LLP

Vienna, Virginia
September 28, 1998